Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

June 4, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Funds Trust (File No. 333-188060)
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of our client, Aquila Funds Trust (the “Registrant”), a Massachusetts business trust, we are hereby filing Pre-Effective Amendment No. 1 to the Registrant’s combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to the proposed reorganization of Aquila Three Peaks Opportunity Growth Fund, the sole series of Aquila Three Peaks Opportunity Growth Fund (File Nos. 33-72212 and 811-8168), with Aquila Three Peaks Opportunity Growth Fund, a newly-organized series of the Registrant.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz